EXHIBIT 1

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF JOINT STOCK COMPANY KASPI.KZ

The following sets forth the name, position, principal occupation and citizenship of each executive officer and member of the board of directors of Joint Stock Company Kaspi.kz.

Executive Officers of Joint Stock Company Kaspi.kz:

Name	Position and Principal Occupation	Business Address
Mikheil Lomtadze	Chief Executive Officer / Chairman of the Management Board Mr. Lomtadze is a citizen of Georgia.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Pavel Mironov	Chief Operating Officer / Deputy Chairman of the Management Board Mr. Mironov is a citizen of Russia.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Yuri Didenko	Deputy Chairman of the Management Board (Capital Markets) Mr. Didenko is a citizen of Ukraine.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Tengiz Mosidze	Chief Financial Officer / Deputy Chairman of the Management Board Mr. Mosidze is a citizen of Georgia.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013

Directors of Joint Stock Company Kaspi.kz:

Name	Position and Principal Occupation	Business Address
Vyacheslav Kim	Chairman of the Board of Directors Mr. Kim is a citizen of Kazakhstan.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Mikhail Lomtadze	Director Mr. Lomtadze is a citizen of Georgia.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Zurab Nikvashvili	Director Mr. Nikvashvili is a citizen of Georgia.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Douglas Gardner	Director Mr. Gardner is a citizen of the United States.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Szymon Gutkowski	Director Mr. Gutkowski is a citizen of Poland.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013
Alina Prawdzik	Director Ms. Prawdzik is a citizen of Poland.	154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013